UNITED STATES
SECURITIES AND EXHANGE COMMISSION
WASHINGTON, D.C.   20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

FORD MOTOR COMPANY
________________________________________________
(Name of Issuer)

Class A Common Stock, $0.01 par value
________________________________________________
(Title of Class of Securities)

345370860
________________________________________________
(CUSIP Number)

March 31, 2010
________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]   Rule 13d-1(b)

[   ]   Rule 13d-1(c)

[   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448579102	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Independent Fiduciary Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON IA

CUSIP No. 448579102	Page 3 of 5 Pages

Item 1(a)	Name of Issuer: Ford Motor Company (the “Company”).

1(b)	Address of Issuer’s Principal Executive Offices:

One American Road, Dearborn, Michigan 48126

Item 2(a)-(c)	Name, Principal Business Address, and Citizenship of Person Filing:

Independent Fiduciary Services, Inc.
805 15th Street, NW, Suite 1120
Washington, D.C. 20005
which is a Delaware corporation.

(d)	Title of Class of Securities: Common Stock, par value $.01 per share (“Common Stock”)

(e)	CUSIP Number: 345370860

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Beneficial ownership as of March 31, 2010 is incorporated herein by reference from items (5) – (9) and (11) of the cover page of this Schedule 13G. On March 30, 2010, an auction was held in which the UAW Retiree Medical Benefits Trust (the “VEBA”) sold all of its warrants to purchase 361,391,305 shares of Ford Common Stock (the “Warrants”).  The Reporting Person is the investment advisor to the VEBA with respect to the Warrants, and, as such, had voting and dispositive power with respect to the Warrants, subject to certain limitations on dispositions and voting, as previously disclosed in the Reporting Person’s Schedule 13G.

The trade date for the sale of the Warrants will be recorded as March 31, 2010 and the closing is expected to occur on or about April 6, 2010, subject to customary closing conditions.  The Warrants have been listed for trading on The New York Stock Exchange under the symbol
“F WS.”

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities check the following.     ☒

CUSIP No. 448579102	Page 4 of 5 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 448579102	Page 5 of 5 Pages

S I G N A T U R E S

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date:  April 1, 2010
INDEPENDENT FIDUCIARY SERVICES, INC.

By:	/s/ Samuel W. Halpern
Name: Samuel W. Halpern
Title: President